EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgements based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
April 17, 2014	April 17, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 17, 2014

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents		$3,839,595	$4,035,985
Interest receivable		6,040	1,070
Sales taxes recoverable	5	307,101	196,178
Accounts receivable		1,425,741	254,695
Prepaid expenses and other assets		713,967	126,285
Inventory	6	1,854,468	2,225,840
		8,146,912	6,840,053

Exploration and Evaluation Assets	7	15,686,176	12,828,202
Plant, Equipment and Mining Properties	10	10,564,617	6,308,480
Investments in Related Companies	11	94,040	194,373
Investments in Other Companies	12	55,000	15,000
Reclamation Bonds		5,500	5,500
		$34,552,245	$26,191,608

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,410,947	$1,145,747
Amounts due to related parties	17	156,833	174,714
Current portion of finance lease obligations	18	585,845	156,220
Income taxes payable	24	42,547	-
		2,196,172	1,476,681

Finance Lease Obligations	18	1,090,977	78,732
Reclamation Provision	13	1,833,938	323,140
Deferred Tax Liabilities	24	4,884,130	2,365,677
Total liabilities		10,005,217	4,244,230

EQUITY
Share Capital	14	42,784,832	42,088,103
Equity Reserves		10,150,849	9,749,674
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income (Loss)		215,680	(330,211)
Accumulated Deficit		(28,502,464)	(29,458,319)
Total Equity		24,547,028	21,947,378
		$34,552,245	$26,191,608

Commitments – Note 20
Subsequent Events – Note 25

Approved by the Board of Directors on April 17, 2014:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Note	2013	2012	2011

Revenue	16	$16,094,701	$2,255,376	$-
Cost of Sales	16	8,968,409	1,434,569	-
Mine Operating Income		7,126,292	820,807	-
General and Administrative Expenses
Depreciation		687	6,193	803
Directors’ fees		155,000	22,500	18,000
Interest expense		52,753	-	-
Investor relations		194,955	247,044	294,882
Management and consulting fees		390,510	224,532	296,260
Office and miscellaneous		722,816	434,011	181,721
Professional fees		311,193	205,578	189,459
Regulatory and compliance fees		140,629	75,738	121,591
Salaries and benefits		1,204,666	561,398	276,866
Sales tax write-down (provision recovery)		-	(47,409)	-
Share-based payments	15	908,362	18,408	2,529,620
Travel and promotion		165,860	181,753	133,445
		4,247,431	1,929,746	4,042,647
Income (loss) before other items and income taxes		2,878,861	(1,108,939)	(4,042,647)
Other Items
Foreign exchange gain		415,278	116,562	68,404
Interest income		41,604	21,760	78,857
Mineral property option income	8	69,500	54,317	-
Other income		103,802	23,464	10,499
Unrealized loss on investments		(99,833)	(110,021)	(212,966)
Net income (loss) before income tax		3,409,212	(1,002,857)	(4,097,853)
Income taxes
Current income tax expense	24	(42,547)	-	-
Deferred income tax expense	24	(2,518,453)	(260,321)	(86,498)
		(2,561,000)	(260,321)	(86,498)
Net Income (Loss)		848,212	(1,263,178)	(4,184,351)
Other Comprehensive Income (Loss) -
Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		545,891	(67,811)	82,689
Comprehensive Income (Loss)		$1,394,103	$(1,330,989)	$(4,101,662)
Earnings (Loss) per Share
Basic		$0.03	$(0.05)	$(0.16)
Diluted		$0.03	$(0.05)	$(0.16)
Weighted Average Number of Common Shares Outstanding
Basic		27,405,179	27,072,053	26,795,632
Diluted		27,701,403	27,072,053	26,795,632

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2011		26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Common shares issued for cash:
Share issuance costs		-	(1,539)	-	-	-	-	(1,539)
Exercise of stock options		753,000	592,050	-	-	-	-	592,050
Share-based payments	15	-	-	2,529,620	-	-	-	2,529,620
Fair value of stock options exercised		-	1,936,273	(1,936,273)	-	-	-	-
Options and warrants cancelled or expired		-	-	(203,999)	-	-	203,999	-
Net loss for the year		-	-	-	-	-	(4,184,351)	(4,184,351)
Currency translation differences of foreign operations		-	-	-	-	82,689	-	82,689
Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259
Common shares issued for cash:
Exercise of stock options	14	82,000	75,600	-	-	-	-	75,600
Shares issued for leased claim payment	7(a)(iv)	135,189	250,100	-	-	-	-	250,100
Fair value of stock options exercised		-	42,320	(42,320)	-	-	-	-
Share-based payments	15	-	-	18,408	-	-	-	18,408
Options and warrants cancelled or expired		-	-	(124,600)	-	-	124,600	-
Net loss for the year		-	-	-	-	-	(1,263,178)	(1,263,178)
Currency translation differences of foreign operations		-	-	-	-	(67,811)	-	(67,811)
Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options	14	361,418	297,185	-	-	-	-	297,185
Fair value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments	15	-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891
Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
For the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	2013	2012	2011

Cash Provided By (Used In):

Operating Activities
Net income (loss)		$848,212	$(1,263,178)	$(4,184,351)
Adjustments for non-cash items:
Depreciation, depletion, and accretion		950,013	194,453	803
Share-based payments	15	908,362	18,408	2,529,620
Unrealized loss on investments		99,833	110,021	212,966
Sales tax write-down (provision recovery)		-	(46,640)	-
Mineral property option income	8	(39,500)	(15,000)	-
Other income		(88,637)	-	-
Deferred income tax expense	24	2,518,453	260,321	86,498
		5,196,736	(741,615)	(1,354,464)
Net change in non-cash working capital	19	(1,213,384)	(718,112)	60,463
		3,983,352	(1,459,727)	(1,294,001)

Financing Activities
Shares issued for cash, net of issuance costs		297,185	75,600	590,511
Finance lease payments		(335,531)	(42,969)	-
		(38,346)	32,631	590,511

Investing Activities
Proceeds from sale of equipment		88,637	-	-
Recovery of exploration costs from concentrate proceeds		-	3,490,581	3,114,552
Exploration and evaluation expenditures		(901,912)	(2,387,771)	(4,590,331)
Additions to plant, equipment and mining properties		(3,315,192)	(946,286)	(1,483,453)
		(4,128,467)	156,524	(2,959,232)

Change in cash and cash equivalents		(183,461)	(1,270,572)	(3,662,722)

Effect of exchange rate changes on cash and cash equivalents		(12,929)	24,093	(106,662)

Cash and Cash Equivalents, Beginning		4,035,985	5,282,464	9,051,848

Cash and Cash Equivalents, Ending		$3,839,595	$4,035,985	$5,282,464

Supplementary cash flow information (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the acquisition, exploration, and development of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE MKT and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2.
BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

a)
Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b)
Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

c)
Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.
BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Critical judgements exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

a)
Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that exploratory drilling, exploration evaluation, and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

b)
Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

c)
Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value.The assumptions used in the valuation of mineralized material stockpile and concentrate include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its mineralized material stockpile and concentrate inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

d)
Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the life of the Avino and San Gonzalo mines. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued) Significant Accounting Judgements and Estimates (continued)

d)
Estimated reclamation provisions (continued)

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

e)
Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves.

f)
Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there areany indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments in which the Company operates that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties, and exploration and evaluation assets.

g)
Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

h)
Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based onlife of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued) Basis of Consolidation The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora)	Mexico	Mining and exploration
	99.66% effective

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, interest receivable, sales taxes recoverable, accounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, and finance lease obligations. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents, interest receivable, and investments in related and other companies as FVTPL. Sales taxes recoverable, accounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. Incidental revenues and operating costs are included in exploration and evaluation costs prior to intended production levels being achieved. When intended production levels are achieved, these costs are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Plant, equipment and mining properties

Once the work completed supports the achievement of management’s intended production levels, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to exploration, evaluation and development, direct overhead costs and the initial estimate of the reclamation provision. Prior to being reclassified to mining properties, exploration and development costs are assessed for impairment. Subsequent to the commencement of production at levels intended by management, further development expenditures incurred with respect to a mining property are capitalized, when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment and mining properties (continued)

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk silver and gold concentrate in a saleable form. The Company has bulk silver and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant, and equipment, and an allocation of mine site overhead costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value (“NRV”) of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and the price is readily determinable. Revenue is based on quoted market prices of the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts which provide a provisional payment on delivery based upon provisional assays and quoted metal prices at the time. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on the date of the final settlement.

Prior to the date that management’s intended production levels have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded net of production costs as a reduction of capitalized exploration and evaluation costs.

Share capital

a)
Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued) Share capital (continued)

b)
Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share options granted to non-employees or consultants are measured at the fair value of services received. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore mining properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

Reclamation provision

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES(continued)

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

4.
RECENT ACCOUNTING PRONOUNCEMENTS

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company’s consolidated financial statements for the years presented:

IFRS 10 – Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of the previous IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, proportionate consolidation is no longer permitted.

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.
RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IAS 27 – Separate Financial Statements
As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 has been reissued to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issuance of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended to provide accounting guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 is applied by all entities that are investors with joint control of, or significant influence over, an investee.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be reclassified to profit or loss in future periods.

IFRIC 20 –Stripping Costs in the Production Phase of a Surface Mine
In October 2011, the IASB issued IFRIC 20, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate (i) that it is probable future economic benefits will flow to the entity, (ii) the component of the ore body for which the access has been improved is identifiable, (iii) the costs related to the stripping activity associated with that component can be reliably measured.

Future IFRS standards and interpretations - A number of new standards and amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these consolidated financial statements.

The following standards will be adopted effective January 1, 2014:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal. Management is currently evaluating the impact the final interpretation is expected to have on the Company’s consolidated financial statements.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Management is currently evaluating the impact the final interpretation is expected to have on the Company’s consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

4.
RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The following standard will be adopted effective January 1, 2015:

IFRS 9 – Financial Instruments: Classification and Measurement
As issued, IFRS 9 reflects the first phase of the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013. However, the IASB tentatively decided to require mandatory adoption of Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, on or after January 1, 2015.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. Management will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

5.	SALES TAXES RECOVERABLE The Company’s sales taxes recoverable consist of the Mexican I.V.A. (“VAT”) and Canadian sales taxes (“GST/HST”) recoverable.

	2013	2012

VAT recoverable	$292,242	$167,340
GST/HST recoverable	14,859	28,838

Sales taxes recoverable	$307,101	$196,178

6.	INVENTORY

	2013	2012

Concentrate inventory	$448,019	$631,859
Process material stockpiles	1,041,994	1,384,973
Materials and supplies	364,455	209,008

	$1,854,468	$2,225,840

The amount of inventory recognized as an expense for the year ended December 31, 2013 totalled $8,968,409 (2012 – $1,434,569), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2012	$16,269,207	$3	$5,144	$16,274,354

Costs incurred during 2012:
Assays	49,685	-	-	49,685
Rights extension (Note 7(a)(iv))	250,100	-	-	250,100
Assessments and taxes	86,870	-	-	86,870
Drilling and exploration	2,124,503	-	-	2,124,503
Geological and related services	131,856	-	-	131,856
Sales of concentrate	(3,490,581)	-	-	(3,490,581)
Depreciation of plant and equipment	204,334	-	-	204,334
Effect of movements in exchange rates	(136,511)	-	-	(136,511)
Transfer to mining properties (Note 10)	(2,661,265)	-	-	(2,661,265)
Property option proceeds (Note 8(b))	-	-	(5,143)	(5,143)
Balance, December 31, 2012	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assessments and taxes	181,048	-	-	181,048
Drilling and exploration	524,433	-	-	524,433
Reclamation provision	1,500,000	-	-	1,500,000
Geological and related services	196,431	-	-	196,431
Depreciation of plant and equipment	240,021	-	-	240,021
Effect of movements in exchange rates	216,041	-	-	216,041

Balance, December 31, 2013	$15,686,172	$3	$1	$15,686,176

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)
Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which achieved production levels intended by management as of October 1, 2012 and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties (see Note 10).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

(ii) Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification Las Platosa properties

The Unification Las Platosa properties are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”) at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)
British Columbia, Canada

The Company’s mineral claims in British Columbia encompass three properties: Aumax, Minto, and Olympic-Kelvin, each of which consist of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)
Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property (refer to Note 8(b)).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.
MINERAL PROPERTY OPTION AGREEMENTS

The Company has two option agreements on certain mineral properties included in exploration and evaluation assets. During the year ended December 31, 2013, a total of $69,500 was recognized as mineral property option income in respect of payments received under these two option agreements (2012 - $54,317).

(a)
On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, consisting of approximately 91.7 hectares located in Durango State, Mexico. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

		Cash		Exploration Expenditures

Upon signing July 30, 2012 (received)	US$	20,000	US$	–
On or before July 30, 2013 (received and incurred)		30,000		300,000
On or before July 30, 2014		40,000		500,000
On or before July 30, 2015		50,000		1,000,000
On or before July 30, 2016		60,000		1,200,000

	US$	200,000	US$	3,000,000

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

(b)
In January 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”), a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title to and interest in the Company’s Eagle property located in the Yukon Territory.

In April 2013, the option agreement was assigned to Benz Capital Corp (“Benz”), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron’s interest in the option agreement between Avaron and Avino. As consideration for Avino’s consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 12) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allow Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares

On approval of the agreement by TSX (received)	$–	$–	50,000
On or before January 31, 2014 (incurred)	–	100,000	–
On or before January 31, 2015	100,000	625,000	–
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	–

	$350,000	$7,100,000	550,000

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

8.
MINERAL PROPERTY OPTION AGREEMENTS (continued)

After the initial 75% interest is earned, Benz may elect to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment $5,143 was recorded as a reduction to the carrying value of the Eagle property, resulting in a carrying value of $1 for the Eagle property within exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option income along with the $15,000 fair value of the 150,000 common shares.

9.
NON-CONTROLLING INTEREST

At December 31, 2013, the Company had an effective 99.66% (2012 - 99.28%) interest in its subsidiary Avino Mexico and the remaining 0.34% (2012 - 0.72%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	TOTAL
	$	$	$	$	$	$	$
COST
Balance at January 1, 2012	-	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	2,661,265	7,125	57,576	547,663	368,755	-	3,642,384
Effect of movements in exchange rates	19,055	82	643	12,426	14,704	2,343	49,253
Balance at December 31, 2012	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2012	-	5,912	14,424	146,648	73,030	16,656	256,670
Additions	93,518	2,149	9,042	235,149	42,529	20,093	402,480
Effect of movements in exchange rates	670	12	167	2,716	820	261	4,646
Balance at December 31, 2012	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595

NET BOOK VALUE
At December 31, 2013	3,211,249	32,532	81,276	3,826,383	3,280,694	132,483	10,564,617
At December 31, 2012	2,586,132	13,314	67,045	1,368,793	1,979,094	294,102	6,308,480

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.
PLANT, EQUIPMENT AND MINING PROPERTIES (continued)

The mining properties consist of the San Gonzalo mining concession which covers 12 hectares and is located approximately 2 km from the historic Avino mine site. The San Gonzalo mine achieved production levels intended by management as of October 1, 2012, and the Company began to record depletion at that time.

Mine machinery and transportation equipment includes $456,414 in construction in progress as at December 31, 2013 (December 31, 2012 - $Nil), on which no depreciation was charged in the year ended December 31, 2013.

11.	INVESTMENTS IN RELATED COMPANIES Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Bralorne Gold Mines Ltd.	$205,848	$(148,521)	$57,327	$134,362
(b) Levon Resources Ltd.	4,236	32,476	36,712	60,010
(c) Oniva International Services Corp.	1	-	1	1

	$210,085	$(116,045)	$94,040	$194,373

During the year ended December 31, 2013, the Company recorded a $99,833 unrealized loss (2012 - $110,021 loss, 2011 - $212,966 loss) on investments in related companies, representing the change in fair value during the year.

(a)
Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $57,327 as at December 31, 2013 (2012 - $134,362). Bralorne is a public company with common directors.

(b)
Levon Resources Ltd. (“Levon”)
The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $36,712 as at December 31, 2013 (2012 - $60,010). Levon is a public company with common directors.

(c)
Oniva International Services Corp. (“Oniva”)
The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 20 for disclosure of the Company’s commitments with Oniva.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

12.	INVESTMENTS IN OTHER COMPANIES The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Avaron Mining Corp.	$40,000	$-	$40,000	$15,000
(b) Benz Capital Corp.	14,500	500	15,000	-

	$54,500	$500	$55,000	$15,000

(a)
Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement with Avaron described in Note 8(b).

(b)
Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz Capital Corp. as part of the option agreement with Benz described in Note 8(b). The value assigned to the investment is based on the market price of Benz’s common shares on the date the agreement was entered into.

13.
RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2013 is a present value of $1,833,938 (December 31, 2012 - $323,140). The present value of the obligation was calculated using a risk-free interest rate of 7% (2012 – 7%) and an inflation rate of 4.25% (2012 – 4.0%). Reclamation activities are estimated to occur over a period of years beginning in 2019 to 2023. The undiscounted value of the obligation is $2,274,153 (2012 - $368,709).

A reconciliation of the changes in the reclamation provision is summarized as follows:

	December 31, 2013	December 31, 2012

Balance at beginning of year	$323,140	$292,000
Unwinding of discount	21,596	31,140
Change in estimates	(10,798)	-
Initial recognition of provision for Avino Mine	1,500,000	-
Balance at end of year	$1,833,938	$323,140

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

14.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued:

(i)	During the year ended December 31, 2013, the Company issued 361,418 common shares upon exercise of stock options.

(ii)
On February 22, 2012, the Company issued 135,189 common shares under a 20 year royalty agreement with Minerales de Avino S.A. de C.V. The market price of the common shares on February 22, 2012 was $1.85 per share.

(c)
Warrants:

During 2013 and 2012 there were no warrants issued or exercised. During the year ended December 31, 2013, 5,211,000 warrants expired unexercised. Details of share purchase warrants outstanding are as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2011	5,211,000	$2.05
Balance, December 31, 2012	5,211,000	$2.05
Balance, December 31, 2013	-	-

Details of share purchase warrants outstanding as of December 31, 2013 and 2012 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	December 31, 2013	December 31, 2012

November 10, 2013	$1.52	-	2,400,000
December 22, 2013	$2.50	-	2,811,000

(d)
Stock options:

The Company has a stock option plan to purchase the Company’s common shares under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers and employees (up to a limit of 5%) and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

14.	SHARE CAPITAL (continued)

(d)	Stock options (continued) Continuity of stock options for the years ended December 31, 2013 and 2012 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Forfeited	(90,000)	$2.17
Expired	-	-
Exercised	(82,000)	$0.92

Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82

Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16

As at December 31, 2013, the weighted average remaining contractual life of stock options outstanding was 2.77 years.

Details of stock options outstanding are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	2013	2012	2011

January 16, 2013	$2.00	-	30,000	-
February 27, 2013	$1.65	-	10,000	10,000
February 27, 2013	$0.75	-	295,000	295,000
December 9, 2013	$2.00	-	20,000	20,000
September 22, 2014	$0.75	-	25,000	60,000
January 14, 2015	$0.81	60,000	60,000	60,000
September 10, 2015	$1.05	268,357	290,000	337,000
January 18, 2016	$1.02	924,600	960,000	1,010,000
September 30, 2016	$1.02	760,000	790,000	830,000
February 18, 2018	$1.60	230,000	-	-
Stember 9, 2018	$1.62	400,000	-	-
		2,642,957	2,480,000	2,622,000

14.	SHARE CAPITAL (continued)

(e)	Earnings per share: The calculations for earnings per share and diluted earnings per share are as follows:

	2013	2012	2011
Net income (loss) for the year	$848,212	$(1,263,178)	$(4,184,351)

Basic weighted average number of shares outstanding	27,405,179	27,072,053	26,795,632
Effect of dilutive share options	296,224	-	-
Diluted weighted average number of shares outstanding	27,701,403	27,072,053	26,795,632

	2013	2012	2011
Basic	$0.03	$(0.05)	$(0.16)
Diluted	$0.03	$(0.05)	$(0.16)

Basic and diluted loss per share are the same for the years ended December 31, 2012 and 2011 because the Company incurred a net loss in both years and the effects of options and warrants in those years were anti-dilutive.

15.
SHARE-BASED PAYMENTS

During the year ended December 31, 2013, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. The Company recorded $647,762 as share-based compensation for the options vested during the period.

During the year ended December 31, 2013, the Company re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at prices of $2.30 and $2.00 per share. The incremental fair value of the re-priced options of $260,600 was charged to share-based compensation.

During the year ended December 31, 2012, the Company granted stock options to consultants to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company’s stock option plan.

During the year ended December 31, 2011, the Company granted stock options to various directors, officers, employees, and consultants to purchase up to a total of 1,840,000 common shares at a weighted average exercise price of $2.16 per share pursuant to the Company’s stock option plan.

During the year ended December 31, 2013, the Company recorded total amount of share-based payment expense in the amount of $908,362 (2012 - $18,408, 2011 - $2,529,620).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

15.
SHARE-BASED PAYMENTS (continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to directors, officers, employees, and consultants was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2013	2012	2011
Weighted average assumptions:
Risk-free interest rate	1.45%	1.06%	2.05%
Expected dividend yield	0%	0%	0%
Expected option life (years)	3.45	0.42	4.99
Expected stock price volatility	68.29%	50.89%	76.17%
Weighted average fair value at grant date	$0.55	$0.13	$1.38

16.
REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate that was produced at the San Gonzalo and Avino mines during the year ended December 31, 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the period. Direct costs include the costs of extracting co-products.

	2013	2012	2011
Direct costs	$8,019,083	$1,246,309	-
Depreciation, depletion, and accretion	949,326	188,260	-
	$8,968,409	$1,434,569	-

17.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Salaries, benefits, and consulting fees	$779,571	$243,011	$362,173
Share‐based payments	420,450	-	2,009,400
	$1,200,021	$243,011	$2,371,573

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)
Amounts due to related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing, unsecured and due on demand. As at December 31, 2013 and 2012 the following amounts were due to related parties:

	December 31, 2013	December 31, 2012
Directors’ fees	$10,352	$24,469
Oniva International Services Corp.	135,458	147,845
Sampson Engineering Inc.	1,840	2,400
Andrew Kaplan	1,518	-
Jasman Yee & Associates, Inc.	5,040	-
Wear Wolfin Design	2,625	-
	$156,833	$174,714

(c)
Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) for its expenses and to pay Oniva a percentage fee as described in Note 20. The transactions with Oniva during the years are summarized below:

	2013	2012	2011
Salaries and benefits	$309,816	$179,555	$151,941
Office and miscellaneous	292,008	276,201	240,810

	$601,824	$455,756	$392,751

In the normal course of operations, the company transacts with companies related to Avino’s directors and officers. During the years ended December 31, 2013, 2012, and 2011, the company recorded consulting fees of $75,014 (2012 - $63,938; 2011 – $48,429) from a company controlled by a director, and financial consulting fees of $30,000 (2012 – $30,000; 2011 – $30,000) from a company related to a director.

18.
FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2014 and 2018 with interest rates ranging from 1.75% to 4.95% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. Plant and equipment includes a net carrying amount of $2,714,933 (2012 - $338,825) for this leased mining equipment.

	2013	2012
Not later than one year	$643,312	$156,478
Later than one year and not later than five years	1,146,189	78,863
Less: Future finance charges	(112,679)	(389)
Present value of minimum lease payments	1,676,822	234,952
Less: Current portion	(585,845)	(156,220)
Non-current portion	$1,090,977	$78,732

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

18.
FINANCE LEASE OBLIGATIONS (continued)

On December 20, 2012, the Company entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of December 31, 2013, the Company had US$2,157,487 in available credit remaining under this facility.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	2013	2012	2011
Net change in non-cash working capital items:
Interest receivable	$(4,970)	$52,573	$(49,501)
Sales taxes recoverable	(110,923)	79,282	4,868
Accounts receivable	(1,171,047)	622,251	-
Prepaid expenses	(587,682)	(40,020)	(55,775)
Inventory	371,372	(2,225,840)	-
Accounts payable and accrued liabilities	265,200	822,691	126,373
Income taxes payable	42,547	-	-
Amounts due to related parties	(17,881)	(29,049)	34,498
	$(1,213,384)	$(718,112)	$60,463

	2013	2012	2011
Interest paid	$28,433	$1,471	$-
Taxes paid	$-	$-	$-

20.
COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 17.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	December 31, 2013	December 31, 2012
Not later than one year	$254,017	$248,512
Later than one year and not later than five years	364,827	597,188
Later than five years	69,499	76,506
	$688,343	$922,206

Lease payments recognized as an expense during the year ended December 31, 2013 totalled $63,126 (2012 - $44,850; 2011 - $55,416.)

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

21.
FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, interest receivable, sales taxes recoverable, accounts receivable, amounts due to related party, accounts payable and income taxes payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)
Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, sales taxes recoverable, and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company also has credit risk in respect of its sales taxes recoverable, which are due from the governments of Mexico and Canada. The balances are expected to be recoverable in full due to the Company’s previous collection history and the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2013, no amounts were held as collateral.

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2013 in the amount of $ 3,839,595 (2012 - $4,035,985) in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $2,196,172 (2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30 to 90 days or are due on demand and are subject to normal trade terms. Current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. Income taxes are payable within 12 months.

(c)	Market Risk Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued) Interest Rate Risk Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	December 31, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$6,166,837	$2,508,191	$3,586,471	$1,312,607
Sales taxes recoverable	3,599,484	-	2,180,706	-
Amounts receivable	1,897,963	1,197,766	3,096,083	210,076
Accounts payable and accrued liabilities	(10,149,263)	(408,427)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,579,402)	-	(236,157)
Net exposure	1,515,021	1,718,128	6,087,970	878,089
Canadian dollar equivalent	$123,004	$1,827,401	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $220,137 (2012 - $134,078). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2013, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $383,094 (2012 - $227,572), and a 10% change in the market price of gold would have an impact on net earnings of approximately $125,612 (2012 - $45,776).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

21.	FINANCIAL INSTRUMENTS (continued)

(c)	Price Risk (continued)

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2013, a 10% change in market prices would have an impact on net earnings of approximately $14,904 (2012 - $20,937).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,839,595	-	-
Investments in related companies	94,040	-	-
Investments in other companies	55,000	-	-
	$3,988,635	-	-

22.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes finance lease obligations and the components of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt, issue new shares or adjust the amount of cash and cash equivalents. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

23.
SEGMENTED INFORMATION

The Company’s revenues of $16,094,701 (2012 - $2,255,376) are all attributable to Mexico where sales are recorded from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2013, the Company had one customer that accounted for 88% of revenue and another customer that accounted for 12% of revenue. For the year ended December 31, 2012, the Company’s revenue was earned from one customer.

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	2013	2012

Exploration and evaluation assets - Mexico	$15,686,172	$12,828,198
Exploration and evaluation assets - Canada	4	4

Total exploration and evaluation assets	$15,686,176	$12,828,202

	2013	2012

Plant, equipment, and mining properties - Mexico	$10,561,869	$6,305,045
Plant, equipment, and mining properties - Canada	2,748	3,435

Total plant, equipment, and mining properties	$10,564,617	$6,308,480

24.	INCOME TAXES

a)  Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2013	2012

Current income tax expense	$42,547	-
Deferred income tax expense	2,518,453	260,321

Total income tax expense	$2,561,000	$260,321

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

	2013	2012

Net earnings (loss) before tax	$3,409,212	$(1,002,857)
Combined statutory tax rate	25.75%	25.00%

Income tax expense (recovery) at the Canadian statutory rate	877,873	(250,714)

Reconciling items:
Effect of difference in Mexican tax rates	176,081	12,523
Non-tax deductible expenses	298,543	98,816
Change in enacted rates	71,526	68,807
Change in unrecognized benefit of tax losses	183,052	282,604
Special mining duties	1,163,717	-
Benefit (liability) of tax attributes recognized and other items	(209,792)	48,285

Income tax expense recognized in the year	$2,561,000	$260,321

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

24.	INCOME TAXES (continued)

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company's Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization and interest. In calculating the Special Mining Duty, there will be no deductions related to development-type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash expense of $1,163,717 related to the deferred tax impact of the Special Mining Duty.

b)      Deferred income tax assets and liabilities

	2013	2012

Deferred income tax assets	$2,111,963	$2,269,260
Deferred income tax liabilities	(6,996,093)	(4,634,937)

	$(4,884,130)	$(2,365,677)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2013	2012

Tax losses carried forward	$767,448	$2,269,260
Reclamation provision	694,038	-
Exploration and evaluation assets	(3,804,986)	(3,655,891)
Plant, Equipment and Mining Properties	(3,191,107)	(394,475)
Other deductible (taxable) temporary differences	650,477	(584,571)

Net deferred income tax liabilities	$(4,884,130)	$(2,365,677)

Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. The tax effects of unrecognized deductible temporary differences are summarized as follows:

	2013	2012

Tax losses carried forward	$7,795,353	$7,421,481
Property, plant and equipment	211,097	210,410
Investments	348,047	247,712
Resource pools	1,799,659	1,871,812
Other deductible temporary differences	1,523,271	1,574,332

Unrecognized deductible temporary differences	$11,677,427	$11,325,747

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

24.	INCOME TAXES (continued)

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian deferred income tax assets has not been recognized since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The deferred income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward.

The Company has capital losses of $1,472,210 carried forward and $7,795,353 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $2,558,159 (MXN$31,276,834 denominated in pesos) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2015	$568,450	$–
2020	–	719,396
2021	–	1,838,763
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	804,957	–
2031	1,268,691	–
2032	1,189,209	–
2033	373,872	–

	$7,795,353	$2,558,159

25.	SUBSEQUENT EVENTS

a)
In February 2014, the Company closed a brokered public offering through Noble International Investments, Inc. Total gross proceeds of US$5,000,000 were raised through the sale of 2,066,117 units at a price of US$2.42 per unit. Each unit consisted of one common share and one-half of a transferable share purchase warrant (the "Warrants"). Each whole Warrant is exercisable to acquire one additional common share at US$2.87 per share until February 25, 2017, provided that if the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than US$6.85 per share for a period of twenty consecutive trading days, then the Company may deliver a notice (the "notice") to the warrant holder notifying such holder that the warrants must be exercised within thirty days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

25.	SUBSEQUENT EVENTS (continued)

b)
In February 2014, the Company closed an at-the-market (“ATM”) brokered public offering in the United States through Cantor Fitzgerald & Co. of New York. A total of US$5,741,668 in gross proceeds was raised through the sale of 2,540,709 common shares (the "shares").

c)	Subsequent to December 31, 2013, 130,600 shares were issued pursuant to options exercised for gross proceeds of $136,762.